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                            June 16, 2021

       Alexander Edgarov
       Chief Executive Officer
       InFinT Acquisition Corp
       32 Broadway, Suite 401
       New York, NY 10004

                                                        Re: InFinT Acquisition
Corp
                                                            Registration
Statement on Form S-1
                                                            Filed May 20, 2021
                                                            File No. 333-256310

       Dear Mr. Edgarov:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Proposed Business
       Source of Target Businesses, page 99

   1. In this section and elsewhere, you discuss the circumstances in which you would obtain a fairness opinion from
an "independent investment banking firm." In risk factor disclosure at page 48, you state
"If no opinion is obtained, our shareholders will be relying on the judgment of our board
of directors." On the other hand, you refer at page 95 and
                                                        elsewhere to an opinion
"from an independent investment banking firm or an independent valuation or appraisal
firm" with respect to "the 80% of net assets test" you describe.
                                                        With regard to that
opinion, you state that "Our shareholders may not be provided with a copy of such opinion
nor will they be able to rely on such opinion." Please revise disclosure throughout
the prospectus to explain the differences between these two
 Alexander Edgarov
InFinT Acquisition Corp
June 16, 2021
Page 2
       potential opinions and to clearly distinguish between them.
2. If true, explain to us why you believe you would not be required to provide a summary of any such opinion or report to shareholders in connection with any vote on an initial business combination. In the alternative, revise your discussion to describe the circumstances in which shareholders would receive summaries of the reports and opinions prior to casting votes on the combination. In that regard, please see Item
       1015(b) of Regulation S-K and Item 4(b) of Form S-4. Also please remove the suggestion that shareholders would not be able to rely on the opinions or reports, or provide disclosure of your legal basis for the belief that shareholders cannot rely on them to bring state law actions, including a description of any state law authority for such a defense.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jenifer Gallagher, Staff Accountant, at 202-551-3706 or Karl Hiller,
Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Collins, Staff Attorney, at 202-
551-3176 or, in his absence, Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any other questions.



                                                             Sincerely,
FirstName LastNameAlexander Edgarov
                                                             Division of
Corporation Finance
Comapany NameInFinT Acquisition Corp
                                                             Office of Energy &
Transportation
June 16, 2021 Page 2
cc:       Matthew Ogurick, of K&L Gates
FirstName LastName